UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Campbell Soup Company

(Name of Issuer)

CAPITAL STOCK, $0.0375 PAR VALUE

(Title of Class of Securities)

134429109

(CUSIP Number)

George Strawbridge, Jr.

3801 Kennett Pike, Building B-100

Wilmington, DE 19807

(302) 571-8322

With a Copy to:

Barton J. Winokur, Esq.

Martin Nussbaum, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). George Strawbridge, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 416,948*
	8	Shared Voting Power 7,906,721**
	9	Sole Dispositive Power 416,948*
	10	Shared Dispositive Power 7,906,721**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,323,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person (See Instructions) IN

*

The Reporting Person is the beneficial owner of 416,948 Shares (as defined below) held by certain trusts created for the benefit of his descendants for which he has sole voting and dispositive power (the “Irrevocable Trusts”).

**

The Reporting Person is the beneficial owner of 7,906,721 Shares (as defined below) held by the Revocable Trust of George Strawbridge, Jr. dated January 21, 1991, as amended and restated on December 12, 2016 and as may be further amended from time to time (the “Revocable Trust”), of which he is one of two trustees. The other trustee is Barton Winokur. Voting and investment decisions require the approval of both trustees of the Revocable Trust. The Reporting Person retains the sole authority to amend or revoke the Revocable Trust including the sole authority to remove or replace Mr. Winokur. The principal business address of Mr. Winokur is Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Mr. Winokur is a partner at Dechert LLP. During the last five years, Mr. Winokur (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Winokur is a citizen of the United States of America.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”) and amends the Schedule 13D filed on August 9, 2018, as amended by Amendment No. 1 filed on September 7, 2018, and Amendment No. 2 filed on November 9, 2018 (together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

As set forth below, upon the execution of the Termination Agreement (as defined below), the Third Point Group and George Strawbridge, Jr. (the “Reporting Person”) shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act.

This Amendment No. 3 is being filed by the Reporting Person to amend Items 4, 5, 6 and 7 as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by adding the following information:

On November 26, 2018, the Issuer entered into a Support Agreement (the “Agreement”) with the Management Company and certain affiliates of the Management Company (collectively, “Third Point”) and, for certain sections referred to therein, The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991, pursuant to which, among other things, the Issuer has agreed that, effective at the close of business on November 29, 2018 (the date of the 2018 annual meeting of shareholders of the Issuer) and subject to the completion of a standard director and officer questionnaire and director background check, the size of the board of directors of the Issuer (the “Board”) will be expanded from 12 to 14 members and each of Sarah Hofstetter and Kurt Schmidt (collectively, the “Designees”) will be appointed to fill the vacancies created thereby and serve as directors of the Issuer. The Issuer also agreed to add an additional independent member of the Board by no later than the meeting of the Board to be held in May 2019 following consultation with Third Point. Third Point also agreed to a standstill arrangement for the Standstill Period (as defined below) and, during the time that the standstill arrangement is in effect, to vote all of its shares of Capital Stock for all directors nominated by the Board for election and in accordance with the recommendation of the Board with respect to certain other proposals.

Under the Agreement, “Standstill Period” means the earliest to occur of (i) 12:01 a.m. on November 26, 2019, (ii) the Issuer’s failure to take such action to appoint each of the Designees (or a replacement) to serve as a director of the Issuer effective at the close of business on November 29, 2018, (iii) the delivery of a Slate Notice (as defined in the Agreement) that does not state that each of the Designees will be included on the Issuer’s slate of nominees for the 2019 annual meeting of shareholders of the Issuer and that all members of the Board have confirmed to the Issuer their agreement to vote in favor of the Issuer’s proposed slate of directors at the 2019 annual meeting of shareholders of the Issuer, (iv) the Issuer’s failure to deliver the Slate Notice (as defined in the Agreement) on or prior to the date that is 30 days prior to the advance notice deadline for making director nominations under the Issuer’s bylaws at the 2019 annual meeting of shareholders of the Issuer, and (v) the Issuer’s failure to include each of the Designees on the Issuer’s slate of nominees for the 2019 annual meeting of shareholders of the Issuer.

Pursuant to the Agreement, the Reporting Person and Third Point agreed to withdraw the books and records demand and to cause a voluntary stipulation of dismissal to be filed no later than November 27, 2018 in respect of litigation that was commenced in connection with the proxy contest. Third Point also agreed to terminate the proxy contest for election of directors in connection with the Issuer’s 2018 annual meeting of shareholders and to withdraw the stockholder list demand.

In connection with the execution of the Agreement, the Management Company and the Reporting Person entered into an agreement pursuant to which they agreed to terminate the Letter Agreement (as defined in the Schedule 13D and attached as Exhibit 99.1 thereto) pertaining to the 2018 annual shareholders meeting of the Issuer, other than those provisions that survive termination by their terms (the “Termination Agreement”).

The foregoing description of the Agreement and the Termination Agreement is qualified in its entirety by reference to the full text of the Agreement and the Termination Agreement, copies of which are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented by adding the following information:

 As a result of entering into the Letter Agreement (as defined in the Schedule 13D and attached as Exhibit 99.1 thereto) on August 9, 2018, the Third Point Group and the Reporting Person may be deemed to have formed a “group” pursuant to Rule 13d-5(b) of the Exchange Act. However, with the execution of the Termination Agreement, the Third Point Group and the Reporting Person would no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 3.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit 99.4 – Support Agreement dated as of November 26, 2018, among Campbell Soup Company, Third Point LLC, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Enhanced L.P., Third Point Advisors LLC, Third Point Advisors II LLC and, solely for purposes of the sections referred to therein, The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991.

Exhibit 99.5 – Letter Agreement dated November 26, 2018, between Third Point LLC and George Strawbridge, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

/s/ George Strawbridge, Jr.
George Strawbridge, Jr.